Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31, 2009	Fiscal years ended June 30,
		2008	2007	2006	2005	2004
Earnings:
(Loss) income from continuing operations before income tax expense and minority interest in subsidiaries	$(5,563)	$7,321	$5,306	$4,405	$3,561	$2,755
Add:
Equity losses (earnings) from affiliates	369	(327)	(1,019)	(888)	(355)	(170)
Dividends received from affiliates	157	342	252	178	138	81
Fixed Charges, excluding capitalized interest	892	1,081	1,016	910	845	797
Amortization of capitalized interest	35	33	34	44	48	40

Total (losses) earnings available for fixed charges	$(4,110)	$8,450	$5,589	$4,649	$4,237	$3,503

Fixed charges:

Interest on debt and finance lease charges	$690	$882	$843	$792	$737	$684

Capitalized interest	45	44	24	28	31	42

Perpetual preference dividends paid	—	—	—	—	10	27

Interest element on rental expense	202	199	173	118	108	113

Total fixed charges	$937	$1,125	$1,040	$938	$886	$866

Ratio of earnings to fixed charges	**	7.5	5.4	5.0	4.8	4.0

**	Earnings do not cover fixed charges by $5.0 billion during the nine months ended March 31, 2009 due to a non-cash impairment charge of $8.4 billion ($6.7 billion net of tax). (See Note 7 to the Unaudited Consolidated Financial Statements of News Corporation contained in its Quarterly Report on Form 10-Q, for the period ended March 31, 2009, filed May 7, 2009.)